Exhibit 99.1

PRESS RELEASE

CENTOGENE Announces Expansion of Data Access and Collaboration Agreement With Pfizer

•	In November 2019, CENTOGENE first announced the signing of a data access and collaboration agreement to discover and validate novel genetic and biochemical targets for the potential development of new therapies for rare diseases

•	New research phase aims to substantiate earlier results and further leverage CENTOGENE’s Bio/Databank to evaluate rare genetic causes of neurodegenerative diseases

ROSTOCK, Germany and BERLIN, March 17, 2022 (GLOBE NEWSWIRE) – Centogene N.V. (Nasdaq: CNTG), a commercial-stage company focused on generating data-driven insights to diagnose, understand, and treat rare diseases, announced an expansion of the Company’s data access and collaboration agreement with Pfizer Inc. The initial agreement, which granted Pfizer access to data of interest from CENTOGENE’s Bio/Databank, was established in 2019 to advance the discovery and validation of novel genetic targets as candidates for the development of new therapies for rare diseases.

A new collaborative research project has now been initiated, which may be used to validate rare genetic causes of neurogenerative diseases as potential targets for specific diseases. Data will be generated based on an existing cohort of patient samples from CENTOGENE’s Bio/Databank.

Dr. Patrice Denèfle, Chief Scientific Officer at CENTOGENE, said, "Establishing an additional collaborative research project with Pfizer underscores the value we believe our Bio/Databank may bring to data-driven discovery in rare diseases R&D. With our Bio/Databank, extensive cohorts from clinical studies, and diverse global diagnostic footprint, CENTOGENE is uniquely positioned to discover potential roadmaps for neurodegenerative diseases that may be linked to rare genetic factors. This new phase in our research collaboration project is a milestone achievement for innovative data-driven drug discovery and development that may help in delivering breakthrough treatments to patients.”

CENTOGENE’s unique Bio/Databank integrates relevant structured and unstructured patient-consented data, including clinical information, health records, and multiomic data, including genetic, transcriptomic, proteomic, and metabolomic insights. It also includes longitudinal data, such as biomarkers and patient recorded outcomes, as well as diagnostic workflow data. Individual-level data is managed, protected, and shared in compliance with international data privacy regulations.

About CENTOGENE

CENTOGENE engages in diagnosis and research around rare diseases transforming real-world clinical, genetic, and multiomic data to diagnose, understand, and treat rare diseases. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our extensive rare disease knowledge and data. CENTOGENE has developed a global proprietary rare disease platform based on our real-world data repository of over 600,000 patients representing over 120 different countries.

The Company’s platform includes epidemiologic, phenotypic, and genetic data that reflects a global population, as well as a biobank of patients’ blood samples and cell cultures. CENTOGENE believes this represents the only platform focused on comprehensive analysis of multi-level data to improve the understanding of rare hereditary diseases. It allows for better identification and stratification of patients and their underlying diseases to enable and accelerate discovery, development, and access to orphan drugs. As of December 31, 2020, the Company collaborated with over 30 pharmaceutical partners

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Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, the effects of the COVID-19 pandemic on our business and results of operations, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our requirement for additional financing and our ability to continue as a going concern, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on April 15, 2021, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE’s specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Contacts:

Ben Legg

Corporate Communications

Press@centogene.com

Lennart Streibel

Investor Relations

Investor.Relations@centogene.com

Stern IR
Brendan Payne
+1 (212) 698 8695
Brendan.Payne@sternir.com